

June 27, 2017

Via E-Mail
Sean T. Wheeler
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

      Re: VTTI Energy Partners LP
               Schedule 13E-3
               Filed on June 6, 2017
               File No. 5-88309

Dear Mr. Wheeler:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement.

Schedule 13E-3

1.   We note the disclosure on page 60 of the proxy statement that "Parent, MLP Partners, the Conflicts Committee and the GP Board, acting on behalf of MLP *and the General Partner*, all believe that the Merger is substantively and procedurally fair to the Unaffiliated Unitholders." Please advise why the General Partner is not an affiliate of MLP engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person.

2.   Please note that each filing person must comply individually with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please include all of the information required by Schedule 13E-3 and its instructions for the filing persons listed on the cover of the Schedule 13E-3 and included as signatories to the Schedule 13E-3 other than Parent, MLP Partners and MLP. For example, please provide

the information required by Instruction 3 to Item 1013 of Regulation M-A. As another example, a statement is required as to whether each filing person believes the going-private transaction to be fair to unaffiliated security holders and an analysis of the material factors relied upon to reach such a conclusion must be included. Please refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). To the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3.

3.   Exhibits (c)(7) and (c)(8) contain the exact title in Item 16 of the Schedule 13E-3 and appear to be the same document. Please advise.

Proxy Statement

4.   Please provide the information required by Item 10 of Schedule 13E-3 and Item 1007 of Regulation M-A, as applicable.

Background of the Merger, page 26

5.   Exhibit (c)(4) and (c)(9) of Schedule 13E-3 refer to presentation materials prepared by Evercore, dated April 21, 2017 and by J.P. Morgan, dated February 19, 2017, respectively, but a summary of such presentations do not appear in the disclosure. In addition, page 31 of the proxy statement references a meeting held on April 4, 2017 where J.P. Morgan "provided an analysis of certain financial metrics associated with the Merger at different prices per publicly held Common Unit," but no related materials have been filed as an exhibit. Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise the proxy statement to summarize the February 19 and April 21 presentations and any and all other presentations made by J.P. Morgan and Evercore materially relating to the Rule 13e-3 transaction and not already disclosed. File any written materials, including any written materials presented at the April 4 meeting, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits.

Opinion of the Financial Advisor of the Conflicts Committee, page 39

6.   Disclose that Evercore has consented to use of the opinion in the proxy statement.

7.   Refer to the disclosure in the second paragraph on page 43. Please expand the discussion to explain the meaning of "non-contracted rates."

Position of Parent and MLP Partners as to the Fairness of the Merger, page 59

8.   Please disclose the effect of the Rule 13e-3 transaction on each filing person's interest in the net book value and net earnings of the MLP in terms of both dollar amount and percentage. Refer to Item 7 of Schedule 13E-3 and Instruction 3 to Item 1013 of Regulation M-A.

Selected Historical Consolidated Financial Data of MLP, page 76

9.   Refer to footnote 1 on page 76 and please advise as to its meaning.

10.   Based on the disclosure in Item 13 of the Schedule 13E-3, it appears that the filing parties are intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) – including 1010(c)(4) – must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) of Regulation M-A.

Please note that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the subject company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the subject company has any fixed charges.

*   *   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions